

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Richard Booth
Chief Financial Officer
Definitive Healthcare Corp.
492 Old Connecticut Path, Suite 401
Framingham, MA 01701

> **Re: Definitive Healthcare Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-40815**

Dear Richard Booth:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48

1. We note that you reconcile from gross profit to the non-GAAP Adjusted Gross Profit measure, although also present Adjusted Gross Margin, representing Adjusted Gross Profit as a percentage of revenue, without a comparable GAAP measure.

   Please expand your discussion and analysis to present with equal or greater prominence a corresponding gross margin percentage based on your GAAP measure of gross profit to comply with Item 10(e)(1)(i) of Regulation S-K.

Results of Operations, page 53

2. We note that you identify multiple factors associated with changes in revenue and cost of revenue for 2022 without quantifying the changes attributable to each factor.

For example, in discussing revenue you state that the increase was "...primarily due to net expansion with existing customers, as well as organic additions of new customers, and the addition of new customers resulting from the acquisition of Analytical Wizards;" and in discussing cost of revenue you state that the increase was "...primarily due to increased data and hosting fees, increases in employee benefit and insurance costs and, to a lesser extent, incremental personnel costs resulting from the acquisition of Analytical Wizards, partially offset by lower amortization of acquired technology costs."

We believe that you should address changes in your results of operations in both qualitative and quantitative terms to comply with Item 303(b) of Regulation S-K; this would ordinarily require quantification of each material factor, including offsetting factors, that are reflected in the line items being discussed.

The guidance in subparagraphs (b)(2)(i) and (iii) further clarify that this should include the effects of unusual or infrequent events or transactions and significant economic changes that materially affected income from continuing operations; and the extent to which material changes in revenues are attributable to changes in prices, changes in the volumes of goods or services sold, and to the introduction of new products or services.

Please submit the revisions that you propose to address the aforementioned guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or John Cannarella, Staff Accountant at (202) 551-3337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation